

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Xueyuan Weng
Chief Executive Officer
Golden Sun Education Group Limited
Profit Huiyin Square North Building
Huashan 2088, Unit 1001
Xuhui District, Shanghai, China

   Re: Golden Sun Education Group Limited
    Amendment No. 1 to
    Draft Registration Statement on Form F-1
    Submitted March 30, 2021
    CIK No. 0001826376

Dear Mr. Weng:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Transactions with Related Parties, page 122

1. We note your disclosure that Mr. Xueyuan Weng signed a commitment letter not to demand the repayment of the related party liability so long as the company needs these funds as working capital until 2025. Please file the commitment letter as an exhibit to this registration statement.

   You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services